September 16, 2025

Randy Greben
Chief Financial Officer
Fossil Group, Inc.
901 S. Central Expressway
Richardson, Texas 75080

       Re: Fossil Group, Inc.
           Registration Statement on Form S-4
           Filed September 9, 2025
           File No. 333-290141
Dear Randy Greben:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Frank Adams, Esq.